Computershare Trust Company of Canada

510 Burrard Street, 3rd floor

Vancouver, BC V6C 3B9

Tel: 604.661.9400

Fax: 604.661.9401

July 12, 2007

Dear Sirs:

All applicable Exchanges and Commissions

Subject:

TITAN TRADING ANALYTICS INC

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

o

1.

Meeting Type

: Annual Special Meeting

2.

CUSIP/Class of Security entitled to receive notification

: 887902104/CA8879021043/COMMON

3.

CUSIP/Class of Security entitled to vote

: 887902104/CA8879021043/COMMON

4.

Record Date for Notice

: 09 Aug 2007

5.

Record date for Voting

: 09 Aug 2007

6.

Beneficial Ownership determination date

: 09 Aug 2007

7.

Meeting Date

: 14 Sep 2007

8.

Meeting Location

: 2nd Floor East, 9735 42nd Ave.

  Edmonton, AB

  T6E 5P8

Sincerely,

“Brian Kim”

Meeting Specialist

Client Services Department

Tel: 604.661.9400 Ext 4139

Fax: 604.661.9401

Last Version Mar06